Johnpaul S. Van Maele Associate General Counsel
Retirement Services
T (346)266-8511
Johnpaul.vanmaele@corebridgefinancial.com	Corebridge Financial
2919 Allen Parkway, L4-01
Houston, Texas 77019

November 27, 2024

Mr. Jeff Foor

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re: USL Separate Account RS (the ‘’Registrant’’)

The United States Life Insurance Company in the City of New York (‘’Depositor’’)

Corebridge Capital Services, Inc. (the ‘’Principal Underwriter’’)

Notification for Review

File No. [333-] and 811-24014

Dear Mr. Foor,

On behalf of the above Registrant, Depositor and Principal Underwriter, we are transmitting for filing, pursuant to the Securities Act of 1933 (‘’1933 Act’’), Registrants pre-effective Form N-4 Registration statement. This filing is intended to register a new variable annuity product of the Registrant under the marketing name USL Portfolio Director NY.

The Registrant, Depositor, and Underwriter respectfully request, consistent with Rule 461(a) under the 1933 Act, that the Commission, pursuant to delegated authority, review and provide applicable comments. Registrant, Depositor, and Principal Underwriter are aware of their obligations under the 1933 Act.

In connection with the foregoing request for review and comments, we understand that the Registrant is responsible for the accuracy and adequacy of the disclosures of the filings, and the Staff comments or our changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Should you have any questions or need any additional information concerning the Registration Statement, please do not hesitate to contact me (346) 266-8511.

Very truly yours,

/s/ Johnpaul S. Van Maele

Johnpaul S. Van Maele